Depositor: TIAA-CREF Life Insurance Company

Registrant: TIAA-CREF Life Separate Account VA-1

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth Reitz

Associate General Counsel

Office: 704-988-7223

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

April 25, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Deborah Skeens – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VA-1 (“Registrant”)

File Nos. 333-145064 and 811-08963

POST-EFFECTIVE AMENDMENT #9 REGISTRATION, pursuant to Rule 485(b)

Intelligent Variable Annuity

To be effective May 1, 2014.

Dear Commissioners and Ms. Skeens:

This Form N-4 Post-Effective Amendment filing to the initial registration statement for the above-referenced variable annuity contracts will be made pursuant to Rule 485(b) on April 25, 2014 to be effective May 1, 2014.

None of the changes made since Registrant’s last post-effective amendment to this registration are material. As a courtesy, this letter identifies some of the more significant changes:

1.	Guaranteed Living Withdrawal Benefit (GLWB)

On February 28, 2014, Registrant filed Post-Effective Amendment #8 pursuant to Rule 485(a) adding the GLWB to the registration statement. You provided telephonic comments on March 28, 2014. In response, on April 10 we emailed a response letter (a copy of which is being submitted as correspondence along with this Post-Effective Amendment filing) and a revised marked draft of the prospectus for your review. This Post-Effective Amendment incorporates those changes to the GLWB disclosure.

2.	Tandy Representations

The Registrant hereby acknowledges:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3.	Customary Annual Changes
•	Subaccount underlying fund expenses and expense table footnotes have been updated.
•	Tax disclosure has been updated to reflect current tax regulation.

4.	Other Non-material Changes

Registrant has also made a small number of non-material editorial corrections to the prospectus language. None are material or substantive.

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Kenneth Reitz

Kenneth Reitz